UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Intellicheck, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45817G201
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45817G201	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Less than 5.0% of class
	6	SHARED VOTING POWER Less than 5.0% of class
	7	SOLE DISPOSITIVE POWER Less than 5.0% of class
	8	SHARED DISPOSITIVE POWER Less than 5.0% of class
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5.0% of class
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5.0% of class
12	TYPE OF REPORTING PERSON IN

CUSIP No. 45817G201	SCHEDULE 13G	Page 3 of 6

Item 1.	(a)	Name of Issuer
Intellicheck, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
535 Broad Hollow Road, Suite B51
Melville, NY 11747

Item 2.	(a)	Name of Person Filing
Bruce Grossman (the “Reporting Person”)

	(b)	Address of Principal Business Office or, if none, Residence
c/o Dillon Hill Capital LLC 200 Business Park Drive, Suite 306 Armonk, NY 10504

	(c)	Citizenship
USA

	(d)	Title of Class of Securities
See cover page

	(e)	CUSIP Number
See cover page

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	[__]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	[__]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	[__]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
(f)	[__]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[__]	A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[__]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	[__]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[__]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 45817G201	SCHEDULE 13G	Page 4 of 6

Item 4.	Ownership

As of December 31, 2019 the Reporting Person ceased to beneficially own more than five percent of the class of securities, based on 15,885,150 shares of Common Stock outstanding as of November 13, 2019, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2019.

(a)	Amount Beneficially Owned See row 9 of cover page
(b)	Percent of Class See row 11 of cover page
(c)	Number of Shares as to which such person has

(i)	Sole power to vote or to direct the vote: See row 5 of cover page

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page

CUSIP No. 45817G201	SCHEDULE 13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See Item 4.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45817G201	SCHEDULE 13G	Page 6 of 6

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    February 6, 2020

/s/ Bruce Grossman
Name: Bruce Grossman